STRIVE, INC.
200 Crescent Ct, Suite 1400
Dallas, TX  75201

VIA EDGAR

December 3, 2025

Division of Corporation Finance
Office of Crypto Assets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Strive, Inc. Registration Statement on Form S-4 (File No. 333-290842) Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Strive, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the  above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on December 5, 2025, or as soon thereafter as practicable.

Please contact Derek Dostal at (212) 450-4322 or derek.dostal@davispolk.com or Evan Rosen at (212) 450-4505 or evan.rosen@davispolk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Dostal or Mr. Rosen when this request for acceleration of effectiveness of the Registration Statement has been granted.

Respectfully,

Strive, Inc.

By:	/s/ Matthew Cole
Matthew Cole
Chief Executive Officer and President

cc:
Marianne C. Sarrazin, Goodwin Procter LLP
Michael R. Patrone, Goodwin Procter LLP
Derek Dostal, Davis Polk & Wardwell LLP
Evan Rosen, Davis Polk & Wardwell LLP